EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth the ratio of earnings to fixed charges and preferred stock dividends for the periods indicated:

Three Months Ended June 30,		Six Months Ended June 30,
2004	2003	2004	2003
1.8	1.9	1.8	1.9

For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding preferred stock dividends and capitalized interest) to pretax income from continuing operations before adjustment for minority interest in income of consolidated partnership or equity in income of unconsolidated ventures plus distributions from equity investee.  Fixed charges consist of interest costs, whether expensed or capitalized, preferred stock dividend requirements, the interest component of rental expense, if any, and amortization of debt discounts and issue costs, whether expensed or capitalized.

CALCULATION OF COMBINED RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDEND REQUIREMENTS

(DOLLAR AMOUNTS IN THOUSANDS)

	Three Months Ended June 30,		Six Months Ended June 30, 2004
	2004	2003	2004	2003
EARNINGS:
Pretax income from continuing operations before adjustment for minority interests in income of consolidated partnership or equity in income of unconsolidated ventures	$33,560	$33,603	$69,180	$67,819
Interest expense (including amortization of debt discount and issuing costs)	26,594	24,908	53,053	50,969
Distributions from equity investee	108	243	265	486
Interest component of rental expense	99	80	196	206
Total	$60,361	$58,834	$122,694	$119,479

FIXED CHARGES:
Interest expense (including amortization of debt discount and issuing costs)	$26,594	$24,908	$53,053	$50,969
Capitalized interest	1,748	957	3,016	1,964
Interest component of rental expense	99	80	196	206
Total	$28,441	$25,945	$56,265	$53,139

PREFERRED DIVIDEND REQUIREMENTS	$5,275	$5,753	$10,550	$10,612

TOTAL FIXED CHARGES AND PREFERRED DIVIDEND REQUIREMENTS	$33,716	$31,698	$66,815	$63,751

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDEND REQUIREMENTS	1.8	1.9	1.8	1.9